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ORKLA

Postboks 423 Skøyen, N-0213 Oslo
Tel. +47 22 54 40 00
Fax: + 47 22 54 44 90
E-post: info@orkla.no
www.orkla.com

04046240

SUPPL

Ref.:
Nils Selte, Canica AS, Tlf.: +47 2305 5000
Ellen Ronæss, Orkla Aksjonærservice, Tlfl: +47 2254 4430

Date: 9 November 2004

ORK – Trade subject to notification – Stein Erik Hagen

Company closely associated with Stein Erik Hagen, member of the Board of Directors of Orkla ASA, has on due date yesterday exercised its contract to buy 1,500.000 shares in Orkla ASA at a share price of NOK 168. As earlier notified, this forward-contract was entered into on 2 June.

After the transaction, Stein Erik Hagen and his close associates own 19.494.021 shares in Orkla ASA.

dlw 11/23